FOR IMMEDIATE RELEASE

February 26, 2014

ADVANTEST CORPORATION

Haruo Matsuno, Representative Director, President & CEO

(Stock Code Number: 6857, TSE first section)

(Ticker Symbol: ATE, NYSE)

CONTACT:

Hiroshi Nakamura

Director, Managing Executive Officer &

Executive Vice President, Corporate Administration Group

Phone: +81-(0)3-3214-7500

Announcement on Determination of Terms of Issue of

Zero Coupon Convertible Bonds due 2019

Advantest Corporation (the “Company”) hereby announces the determination of the terms of issue and certain other matters (as well as those terms that were already determined) in respect of the issuance of Zero Coupon Convertible Bonds due 2019 (bonds with stock acquisition rights (tenkanshasaigata shinkabu yoyakuken-tsuki shasai)) (the “Bonds with Stock Acquisition Rights”, of which the Bonds and the Stock Acquisition Rights are to be hereinafter referred to as the “Bonds” and the “Stock Acquisition Rights”, respectively) which was approved at a meeting of the Board of Directors held on February 26, 2014:

Description

Matters relating to the Stock Acquisition Rights

(1)	The price of the asset to be contributed upon exercise of the Stock Acquisition Rights	Equal to the principal amount of the Bonds

(2)	Conversion price	¥1,655

	(Reference)
	Share price, etc. on the pricing date (February 26, 2014)
	(i) Closing price on Tokyo Stock Exchange, Inc.	¥1,123

	(ii) Conversion premium
	[{(Conversion price)/(Share price (closing price))- 1}×100]	47.37%

This announcement is intended as general information regarding Advantest Corporation’s issuance of convertible bonds. This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for the Bonds or the shares of common stock of the Company in the United States or in any jurisdiction in which such offer or solicitation is unlawful. In particular, the Bonds and the shares of common stock of the Company issuable upon exercise of, or upon acquisition by the Company of, the Stock Acquisition Rights (together, the “Securities”) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state, and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account of, U.S. persons (as defined in Regulation S of the Securities Act (“Regulation S”)). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of the Securities will be made in the United States.

(Reference) Outline of the Zero Coupon Convertible Bonds due 2019

(1)	Aggregate principal amount of the Bonds	¥30 billion plus an aggregate principal amount of the Bonds in respect of replacement certificates of the Bonds with Stock Acquisition Rights

(2)	Issue price of the Bonds	100.5% of the principal amount of the Bonds (The Bonds are issued in the denomination of ¥10,000,000 each)

(3)	Offer price of the Bonds with Stock Acquisition Rights	103.0% of the principal amount of the Bonds

(4)	Date of resolution for the issuance	February 26, 2014

(5)	Closing date and issuing date of the Bonds	March 14, 2014 (London time; unless otherwise indicated, hereinafter the same shall apply)

(6)	Period during which the Stock Acquisition Rights are exercisable	At any time during the period from, and including, April 1, 2014 up to, and including, the close of business of banks (at the local time of the place where the Stock Acquisition Rights are to be exercised) on February 28, 2019; provided, however, that (A) if the relevant Bond shall have been called for early redemption, then up to the close of business of banks (at the local time of the place as aforesaid) on the third business day in Tokyo prior to the date fixed for redemption thereof (excluding the Stock Acquisition Rights incorporated in the Bonds being called for redemption for taxation reasons but elected by the relevant bondholder not to be redeemed); (B) if the relevant Bond is to be redeemed at the option of a holder of the Bond with Stock Acquisition Right, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent concerning the Bond; (C) if the relevant Bond shall have been purchased and cancelled, then up to the time when such Bond is so cancelled by the Company; or (D) if the relevant Bond shall become due and repayable upon occurrence of the event of default, then up to the time when the Bonds become so due and repayable.

This announcement is intended as general information regarding Advantest Corporation’s issuance of convertible bonds. This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for the Bonds or the shares of common stock of the Company in the United States or in any jurisdiction in which such offer or solicitation is unlawful. In particular, the Bonds and the shares of common stock of the Company issuable upon exercise of, or upon acquisition by the Company of, the Stock Acquisition Rights (together, the “Securities”) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state, and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account of, U.S. persons (as defined in Regulation S of the Securities Act (“Regulation S”)). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of the Securities will be made in the United States.

In any of the foregoing events, the Stock Acquisition Rights shall not be exercised after February 28, 2019.

Notwithstanding the foregoing, the Stock Acquisition Rights may not be exercised for such period as may be designated by the Company, if the Company reasonably determines that such suspension is necessary in order to consummate the reorganization of the Company, provided that such period may not exceed 30 days, shall end on a date not later than 14 days after the effective date of the reorganization and may not extend into a conversion price reduction period.

In addition, notwithstanding the foregoing, the Stock Acquisition Rights may not be exercised if the calendar day in Japan on which the exercise of the Stock Acquisition Rights will become effective (or, if such calendar day would not be a business day in Tokyo, the immediately following business day in Tokyo) would fall on a date falling within the period from, and including, the second business day in Tokyo prior to the record date specified by the Company or any other date set for the purpose of determination of shareholders in connection with Paragraph 1 of Article 151 of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (Act No. 75 of 2001) (together with the record date specified by the Company, collectively, the “Shareholder Determination Date”) (or, if such Shareholder Determination Date would not be a business day in Tokyo, the third business day in Tokyo prior to such Shareholder Determination Date) to, and including, such Shareholder Determination Date (or, if such Shareholder Determination Date would not be a business day in Tokyo, the immediately following business day in Tokyo); provided that if there is a change to the mandatory provisions of Japanese law and regulations or practice relating to the delivery of shares upon exercise of stock acquisition rights through the book-entry transfer system established pursuant to the Act on Book-Entry Transfer of Company Bonds, Shares, etc., then the limitation on the period during which the Stock Acquisition Rights may be exercised pursuant to this paragraph may be amended by the Company to reflect such change in law, regulations or practice.

This announcement is intended as general information regarding Advantest Corporation’s issuance of convertible bonds. This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for the Bonds or the shares of common stock of the Company in the United States or in any jurisdiction in which such offer or solicitation is unlawful. In particular, the Bonds and the shares of common stock of the Company issuable upon exercise of, or upon acquisition by the Company of, the Stock Acquisition Rights (together, the “Securities”) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state, and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account of, U.S. persons (as defined in Regulation S of the Securities Act (“Regulation S”)). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of the Securities will be made in the United States.

(7)	Maturity date	March 14, 2019

(8)	Information on Dilutive Shares

Due to the issuance of the Bonds with Stock Acquisition Rights, the ratio of the number of potentially dilutive shares to the current total number of issued shares (199,566,770 shares) as of December 31, 2013 would be 9.08%.

(Note) The ratio of potentially dilutive shares is calculated by dividing the number of the shares to be issued when all Stock Acquisition Rights are exercised at the initial conversion price, by the current total number of issued shares. In addition, the Company has issued stock options. Therefore, the current total number of issued shares is calculated to be 199,566,770 shares based on the current total number of issued shares as of December 31, 2013.

This announcement is intended as general information regarding Advantest Corporation’s issuance of convertible bonds. This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for the Bonds or the shares of common stock of the Company in the United States or in any jurisdiction in which such offer or solicitation is unlawful. In particular, the Bonds and the shares of common stock of the Company issuable upon exercise of, or upon acquisition by the Company of, the Stock Acquisition Rights (together, the “Securities”) have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any relevant securities laws of any state, and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account of, U.S. persons (as defined in Regulation S of the Securities Act (“Regulation S”)). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of the Securities will be made in the United States.